Issuer Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

December 29, 2009

Barclays Bank PLC Synthetic Foreign Currency Notes with Principal and Interest Linked to the Australian dollar-U.S. dollar Exchange Rate

Market Strategies to Complement Traditional Fixed Income Investments

Investment Description

The synthetic foreign currency notes (the “Notes”) are senior, unsecured notes issued by Barclays Bank PLC with principal and interest payments linked to the Australian dollar – U.S. dollar exchange rate expressed as the amount of U.S. dollars per one Australian dollar (the “AUDUSD Spot Rate”). The Notes are designed to provide a synthetic exposure to the Australian dollar that an investor would obtain by investing in a comparable fixed-rate note denominated in Australian dollars (AUD). The maturity payment and interest payments on the Notes will be based on a notional amount (the “AUD Notional Amount”) which is equal to the principal amount of the Notes in U.S. dollars divided by the AUDUSD Spot Rate on the Trade Date. Investors will receive interest payments twice a year on the AUD Notional Amount at a fixed interest rate of 5.00% to 5.50% per annum. The interest will be paid in U.S. dollars in an amount equal to the accrued interest on the AUD Notional Amount multiplied by the AUDUSD Spot Rate on the applicable interest valuation date. At maturity, in addition to the final interest amount, investors will receive an amount in U.S. dollars equal to the AUD Notional Amount multiplied by the AUDUSD Spot Rate on the final valuation date. The Notes are offered at a minimum investment of $1,000. The maturity payment and the interest amounts investors will receive on the Notes will be based on the AUD Notional Amount but be paid in the U.S. dollar equivalent based on the AUDUSD Spot Rate on the applicable valuation date. Therefore, investors are fully exposed to any depreciation of the Australian dollar compared to the U.S. dollar, and the principal amount is not protected from the Australian dollar – U.S. dollar exchange rate risk. The Notes will return the AUD Notional Amount equivalent in U.S. dollars only if held to maturity. Any payment on the Notes, including the return of the AUD Notional Amount equivalent in U.S. dollars at maturity, is subject to the creditworthiness of the Barclays Bank PLC as issuer of the Notes.

Features

❑    Growth Potential: The payment at maturity will fluctuate based on the Australian dollar – U.S. dollar exchange rate, expressed as the amount of U.S. dollars per one Australian dollar. If the Australian dollar appreciates relative to the U.S. dollar over the term of the Notes, the payment at maturity in terms of U.S. dollars will increase proportionately at maturity. If the Australian dollar depreciates relative to the U.S. dollar over the term of the Notes, the payment at maturity in terms of U.S. dollars will decrease proportionately at maturity. Therefore, investors may lose some of their investment in the Notes and, in the event the Australian dollar becomes worthless, may lose all of their investment in the Notes.

❑    Income: The Notes pay interest biannually. The actual amount of interest will vary but will be based upon the Australian dollar value of the principal amount of the Notes on the Trade Date, a fixed per annum interest rate of 5.00% to 5.50% (the actual interest rate will be determined on the Trade Date), and the U.S. dollar per Australian dollar exchange rate on the applicable interest valuation date. If the Australian dollar declines in value relative to the U.S. dollar over the term of the Notes, the U.S. dollar value of the interest payments will decline and, in the event the Australian dollar becomes worthless relative to the U.S. dollar, the interest payments will be zero.

❑    Core Investment Opportunity: Because the payment at maturity and interest payments on the Notes increase as the Australian dollar appreciates relative to the U.S. dollar, the Notes may help to protect your portfolio from the effects of a weakening U.S. dollar relative to the Australian dollar.

❑    Diversification Opportunity: The Notes provide an opportunity to diversify your portfolio through exposure to a foreign currency.

Key Dates[1]

Trade Date:	January 26, 2010
Settlement Date:	January 29, 2010
Final Valuation Date:[2]	January 24, 2013
Interest Payment Dates:[2]	The 29th day of each January and July during the term of the Notes, commencing on July 29, 2010.
Maturity Date:[2]	January 29, 2013
CUSIP:	06740JET3
ISIN:	US06740JET34

[1]

Expected. In the event that we make any change to the expected Trade Date and settlement date, the final valuation date and maturity date will be changed so that the stated term of the Notes remains the same.

[2]

Subject to postponement in the event of a market disruption event as described under “Reference Assets—Currency Exchange Rates—Market Disruption Events Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates”.

Note Offering

See “Additional Information about Barclays Bank PLC and the Notes” on page FWP-2 of this free writing prospectus. The Notes will have the terms specified in the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009 and this free writing prospectus. See “Key Risks” on page FWP-9 of this free writing prospectus and “Risk Factors” beginning on page S-5 of prospectus supplement for risks related to investing in the Notes.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this free writing prospectus, the Prospectus, or the Prospectus Supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Securities constitute Barclays Bank PLC’s direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

	Price to Public	Underwriting Discount	Proceeds to Barclays Bank PLC
Per Note	$1,000.00	$11.00	$989.00
Total	$•	$•	$•

UBS Financial Services Inc.	Barclays Capital Inc.

Additional Information about Barclays Bank PLC and the Notes

Barclays Bank PLC has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this free writing prospectus relates. Before you invest, you should read the prospectus dated February 10, 2009, the prospectus supplement dated September 14, 2009 and other documents Barclays Bank PLC has filed with the SEC for more complete information about Barclays Bank PLC and this offering. Buyers should rely upon the prospectus, prospectus supplement and any relevant free writing prospectus or pricing supplement for complete details. You may get these documents and other documents Barclays Bank PLC has filed for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, prospectus supplement, preliminary pricing supplement, if any, and final pricing supplement (when completed) and this free writing prospectus if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 3430). A copy of the prospectus may be obtained from Barclays Capital Inc., 745 Seventh Avenue—Attn: US InvSol Support, New York, NY 10019.

You may revoke your offer to purchase the Notes at any time prior to the pricing as described on the cover of this free writing prospectus. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

You should read this free writing prospectus together with the prospectus dated February 10, 2009, as supplemented by the prospectus supplement dated September 14, 2009 relating to our Medium-Term Securities, Series A, of which these Notes are a part. This free writing prospectus, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth in “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

♦	Prospectus dated February 10, 2009

http://www.sec.gov/Archives/edgar/data/312070/000119312509023285/dposasr.htm

♦	Prospectus Supplement dated September 14, 2009

http://www.sec.gov/Archives/edgar/data/312070/000119312509190954/d424b3.htm

Our SEC file number is 1-10257. References to “Barclays,” Barclays Bank PLC,” “we,” “our” and “us” refer only to Barclays Bank PLC and not to its consolidated subsidiaries. In this document, “Securities” refers to the Notes that are offered hereby, unless the context otherwise requires.

Investor Suitability

The Notes may be suitable for you if:

♦	You seek exposure to a fixed-rate, Australian dollar denominated note.

♦	You believe that the Australian dollar will appreciate relative to the U.S. dollar.

♦	You are willing to risk losing some or all of your investment if the Australian dollar depreciates relative to the U.S. dollar.

♦	You are willing to invest in the Notes based on an interest rate between 5.00% to 5.50% (the actual interest rate will be determined on the Trade Date).

♦	You seek an investment with biannual interest payments that will be based on the performance of the Australian dollar relative to the U.S. dollar.

♦	You are willing to hold the Notes to maturity and are not seeking an investment for which there will be an active secondary market.

♦	You are comfortable with the creditworthiness of Barclays Bank PLC, as issuer of the Notes.

The Notes may not be suitable for you if:

♦	You do not seek exposure to a fixed-rate, Australian dollar denominated note.

♦	You believe that the Australian dollar will depreciate relative to the U.S. dollar.

♦	You are not willing to risk losing some or all of your investment if the Australian dollar depreciates relative to the U.S. dollar.

♦	You are not willing to invest in the Notes based on an interest rate between 5.00% to 5.50% (the actual interest rate will be determined on the Trade Date).

♦	You do not seek an investment with biannual interest payments that will be based on the performance of the Australian dollar relative to the U.S. dollar.

♦	You are not willing to hold the Notes to maturity or are seeking an investment for which there will be an active secondary market.

♦	You are not comfortable with the creditworthiness of Barclays Bank PLC, as issuer of the Notes.

The suitability considerations identified above are not exhaustive. Whether or not the Notes are a suitable investment for you will depend on your individual circumstances, and you should reach an investment decision only after you and your investment, legal, tax, accounting and other advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances. You should also review carefully the “Key Risks” beginning on page FWP-9 of this free writing prospectus for risks related to an investment in the Notes.

Indicative Terms1

Issuer:	Barclays Bank PLC (AA-/Aa3)[2]
Issue Price:	$1,000.00
Principal Amount per Note:	$1,000.00
Term[3]:	3 Years
Reference Asset[4]:	AUDUSD Spot Rate
AUD Notional Amount per Note:	•, which is the principal amount in U.S. dollars divided by the AUDUSD Spot Rate on the Trade Date, calculated as follows: $1,000 AUDUSD Spot Rate
Payment at Maturity:

On the maturity date, you will receive an amount in U.S. dollars equal to the AUD Notional Amount multiplied by the AUDUSD Spot Rate on the final valuation date, calculated as follows:

AUD Notional Amount  ×  AUDUSD Spot Rate

In addition to the payment at maturity described above, on the maturity date, which is the final interest payment date, you will also receive the final interest amount.

If the Australian dollar declines in value relative to the U.S. dollar over the term of the Notes,

you may lose some or all of your investment.

Interest Amount:

On each interest payment date, you will receive an amount in U.S. dollars equal to the product of (a) AUD Notional Amount, (b)the interest rate, (c) AUDUSD Spot Rate on the related interest valuation date and (d) the day count fraction, calculated as follows:

AUD Notional Amount  ×  Interest Rate  ×  AUDUSD Spot Rate  ×  Day Count Fraction

If the Australian dollar declines in value relative to the U.S. dollar over the term of the Notes,

the U.S. dollar amount of the interest payments will decline and, in the event the Australian dollar becomes worthless relative to the U.S. dollar, the interest payment will be zero.

Interest Rate:	5.00% to 5.50% per annum (to be determined on the Trade Date).
Interest Payment Dates:	The 29th day of each January and July during the term of the Notes, commencing on July 29, 2010. The maturity date will be the final interest payment date.
Interest Valuation Dates:	3 business days prior to the related interest payment date.
Business Days:	Any day that is a Monday, Tuesday, Wednesday, Thursday or Friday and that is not a day on which banking institutions in New York City, London or Sydney are generally are authorized or obligated by law or executive order to be closed.
Business Day Convention:	Following Business Day, unadjusted
AUDUSD Spot Rate:	The U.S. dollar per Australian dollar exchange rate, determined by the calculation agent with reference to the WM/Reuters Australian Dollar Fix at approximately 4 p.m., Sydney time, on the relevant date, which appears on page AUDFIX on Thomson Reuters, or to any substitute screen thereto, as determined by the calculation agent in a commercially reasonable manner and in accordance with general market practice.
Day Count Fraction:	180/360
Calculation Agent:	Barclays Bank PLC

[1]	Terms used in this free writing prospectus, but not defined herein, shall have the meanings ascribed to them in the prospectus supplement.
[2]

The Notes are not rated by Standard & Poor’s Ratings Services (“S&P”) or Moody’s Investors Service (“Moody’s”) as a result of certain policy changes by these organizations. As announced in December 2009, S&P no longer rates obligations, such as the Notes, with variable principal payments linked commodity prices, equity prices or indices linked to either commodity or equity prices. However, the other senior unsecured debt securities of a maturity of more than one year of Barclays Bank PLC unaffected by this policy change are rated AA- by S&P. In addition, as announced in June 2009, Moody’s no longer issues public ratings of notes, such as the Notes, for which repayment of principal is dependent on the occurrence of a non-credit event. However, the other senior unsecured debt securities of Barclays Bank PLC unaffected by this policy change are rated Aa3 by Moody’s. The ratings mentioned in this paragraph are subject to downward revision, suspension or withdrawal at any time by the assigning rating organization and are not a recommendation to buy, sell or hold securities.

[3]

In the event that we make any change to the expected Trade Date and settlement date, the final valuation date and maturity date will be changed to ensure that the stated term of the Notes remains the same.

[4]

For a description of adjustments that may affect the reference asset, see “Reference Assets—Currency Exchange Rates—Adjustments Relating to Securities with the Reference Asset Comprised of a Currency Exchange Rate or Currency Exchange Rates” in the prospectus supplement.

Determining the AUD Notional Amount

Determining the Interest Amount

Determining the Payment at Maturity

What are the tax consequences of the Notes?

Certain U.S. Federal Income Tax Considerations—Some of the tax consequences of your investment in the Notes are summarized below. The discussion below supplements the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement. As described in the prospectus supplement, this section applies to you only if you are a U.S. holder (as defined in the accompanying prospectus supplement) and you hold your Notes as capital assets for tax purposes and does not apply to you if you are a member of a class of holders subject to special rules or are otherwise excluded from the discussion in the prospectus supplement.

In the opinion of Sullivan & Cromwell LLP, our special tax counsel, the Notes should be treated as fixed-rate debt instruments denominated in Australian dollars that are subject to certain rules applicable to foreign currency denominated debt instruments. This opinion assumes that the description of the terms of the Notes in this free writing prospectus is materially correct. Except as otherwise noted, the discussion below assumes that the Notes will be treated as such.

General Rules Regarding Interest on Foreign Currency Denominated Debt Instruments—Under the relevant foreign currency rules, you must include interest in your gross income in accordance with your regular method of accounting for federal income tax purposes. Accordingly, cash basis taxpayers should recognize interest income in the amount of the interest received at the time the cash-basis taxpayer receives the interest. As discussed in detail below, accrual basis taxpayers should generally accrue interest with respect to each Note based on the amount of interest that is paid for each accrual period.

Accrual of Interest—For purposes of accruing interest, all accrued amounts will initially be calculated in Australian dollars. You may determine the U.S. dollar amount of accrued interest that you recognize in any accrual period by using one of two methods. Under the default method, the U.S. dollar amount of accrued interest is determined based on the average AUDUSD exchange rate for the accrual period (or, with respect to an accrual period that spans two taxable years, that part of the period within the taxable year). If you elect (or have previously elected and such election is still in effect) the second method, you would determine the U.S. dollar amount of interest accrued on the basis of the AUDUSD spot rate on the last day of the accrual period (or, with respect to an accrual period that spans two taxable years, the AUDUSD spot rate on the last day of the part of the period within the taxable year) or, if the last day of an accrual period is within five business days of the receipt of payment in respect of such interest, the AUDUSD spot rate on the day of receipt. If you elect the second method, it will apply to all debt instruments that you hold at the beginning of the first taxable year to which the election applies and to all debt instruments that you subsequently acquire. You may not revoke this election without the consent of the Internal Revenue Service.

Payment of Interest—Exchange gain or loss is recognized each time interest is paid to the extent that the exchange rates on the date of payment differs from the exchange rates at which the interest was accrued. Any exchange gain or loss will generally be treated as U.S. source ordinary income or loss.

Sale or Maturity—You will generally recognize gain or loss upon the sale or maturity of your Notes in an amount equal to the difference between the amount you receive at such time (excluding amounts that are attributable to interest, which will be treated as discussed under “—Payment of Interest” above) and your tax basis in the Notes. In general, your tax basis in your Notes will be the U.S. dollar cost of your Notes, adjusted by adding any market discount that you previously included in income with respect to your Notes and decreased by any amortizable bond premium applied to reduce interest on your Notes. The gain or loss would generally be exchange gain or loss to the extent such gain or loss is attributable to changes in the AUDUSD exchange rate over the term of the Notes. Exchange gain or loss will only be recognized to the extent of the total gain or loss you recognize with respect to your Notes. Any exchange gain or loss will generally be treated as U.S. source ordinary income or loss. The portion, if any, of your overall gain or loss that exceeds your exchange gain or loss will be capital gain or loss. Capital gain of a noncorporate United States holder is generally taxed at preferential rates where the property is held for more than one year.

The rules governing the treatment of debt instruments denominated in foreign currencies are complex. Please see the discussion under “Certain U.S. Federal Income Tax Considerations” in the accompanying prospectus supplement for further information on such debt instruments. You should consult your tax advisor as to the application of these rules to you.

Secondary Purchasers—If you acquire your Notes in the secondary market, special rules applicable to market discount, acquisition premium, and amortizable bond premium may apply to you. For an explanation of these rules, please see the discussion under “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Market Discount and Premium” and “Certain U.S. Federal Income Tax Considerations—U.S. Federal Income Tax Treatment of the Notes as Indebtedness for U.S. Federal Income Tax Purposes—Foreign Currency Notes” in the accompanying prospectus supplement. You should consult your tax advisor as to the application of these rules to you.

Treasury Regulations Requiring Disclosure of Reportable Transactions—Treasury regulations require United States taxpayers to report certain transactions that give rise to a loss in excess of certain thresholds (a “Reportable Transaction”). Under these regulations, a United States holder that recognizes a loss with respect to the Notes that is characterized as an ordinary loss due to changes in currency exchange rates (under any of the rules discussed above) would be required to report the loss on Internal Revenue Service Form 8886 (Reportable Transaction Statement) if the loss exceeds the thresholds set forth in the regulations. For individuals and trusts, this loss threshold is $50,000 in any single taxable year. For other types of taxpayers and other types of losses, the thresholds are higher. You should consult with your tax advisor regarding any tax filing and reporting obligations that may apply in connection with acquiring, owning and disposing of the Notes.

Scenario Analysis and Hypothetical Examples

The scenario analysis, tables, and hypothetical examples set forth below are provided for illustration purposes only. The examples are hypothetical and do not purport to be representative of every possible scenario concerning increases or decreases in the AUDUSD Spot Rate over the term of the Notes. The scenario analysis, tables, and hypothetical examples below assume that the interest rate is 5.30% and that the AUDUSD Spot Rate will be 0.95 on the Trade Date, which would result in an AUD Notional Amount of AUD 1,052.63 for each $1,000 principal amount Note, calculated as follows:

$1,000	=	AUD 1,052.63
0.95

The actual AUDUSD Spot Rate for purposes of calculating the AUD Notional Amount, AUD Notional Amount and interest rate will be determined on the Trade Date.

The following table illustrates the hypothetical interest payments on any interest payment date assuming the AUDUSD Spot Rates on the related interest valuation date as indicated in the table, an AUD Notional Amount of 1,052.63, and an interest rate of 5.30% (the actual AUD Notional amount and interest rate will be determined on the Trade Date). Numbers in the table have been rounded for ease of analysis.

AUDUSD Spot Rate	Interest Amount in USD
0.00	0.00
0.05	1.39
0.10	2.79
0.15	4.18
0.20	5.58
0.25	6.97
0.30	8.37
0.35	9.76
0.40	11.16
0.45	12.55
0.50	13.95
0.55	15.34
0.60	16.74
0.65	18.13
0.70	19.53
0.75	20.92
0.80	22.32
0.85	23.71
0.90	25.11
0.95	26.50
1.00	27.89
1.05	29.29
1.10	30.68
1.15	32.08
1.20	33.47
1.25	34.87
1.30	36.26
1.35	37.66
1.40	39.05

The following table illustrates the hypothetical return on the principal amount of the Notes at maturity assuming the AUDUSD Spot Rates on the final valuation date as indicated in the table and an AUD Notional Amount of 1,052.63 (the actual AUD Notional Amount will be determined on the Trade Date). Numbers in the table have been rounded for ease of analysis.

AUDUSD Spot Rate	Payment at Maturity in USD[1]	Return on Principal Amount[2]
-	0.00	-100.00%
0.05	52.63	-94.74%
0.10	105.26	-89.47%
0.15	157.89	-84.21%
0.20	210.53	-78.95%
0.25	263.16	-73.68%
0.30	315.79	-68.42%
0.35	368.42	-63.16%
0.40	421.05	-57.89%
0.45	473.68	-52.63%
0.50	526.32	-47.37%
0.55	578.95	-42.11%
0.60	631.58	-36.84%
0.65	684.21	-31.58%
0.70	736.84	-26.32%
0.75	789.47	-21.05%
0.80	842.10	-15.79%
0.85	894.74	-10.53%
0.90	947.37	-5.26%
0.95	1,000.00	0.00%
1.00	1,052.63	5.26%
1.05	1,105.26	10.53%
1.10	1,157.89	15.79%
1.15	1,210.52	21.05%
1.20	1,263.16	26.32%
1.25	1,315.79	31.58%
1.30	1,368.42	36.84%
1.35	1,421.05	42.11%
1.40	1,473.68	47.37%

[1]	Payment at maturity shown in the table does not include the interest amount that will be paid on maturity date (the final interest payment date).
[2]

The return on the principal amount is the number, expressed as a percentage, that results from comparing the payment at maturity per $1,000 principal amount Note (excluding interest payments) to $1,000.

Hypothetical Examples:

The following payment examples for the Notes show scenarios for the calculation of interest amounts and payment at maturity on the Notes. The hypothetical AUDUSD Spot Rates for each of the interest valuation dates and the final valuation date have been chosen arbitrarily for the purpose of illustration only and should not be taken as indicative of the future performance the AUDUSD Spot Rate.

Example 1: The Australian dollar both strengthens and weakens against the U.S. dollar over the term of the Notes, as measured on biannual interest valuation dates. From the Trade Date to the final valuation date, the Australian dollar has appreciated relative to the U.S. dollar, with the AUDUSD Spot Rate increasing from 0.95 on the Trade Date to 1.30 on the final valuation date.

Interest Valuation Date	AUDUSD Spot Rate	Interest Amount
July 2010	0.95	$26.50
January 2011	0.70	$19.53
July 2011	0.45	$12.55
January 2012	0.85	$23.71
July 2012	1.10	$30.68
January 2013	1.30	$36.26
Sum of interest payments over the term of the Notes:		$149.24

For each interest payment date, the interest amount is calculated as follows:

AUD Notional Amount  ×  Interest Rate  ×  AUDUSD Spot Rate   ×

Day Count Fraction

For example, the interest amount payable on the first interest payment date is calculated as follows:

1,052.63  ×  5.30%  ×  0.95  ×  180/360 = $26.50

In Example 1, the investor receives a total of $149.24 in interest payments over the term of the Notes.

On the maturity date, the investor receives an amount in U.S. dollars equal to the AUD Notional Amount multiplied by the AUDUSD Spot Rate on the final valuation date, calculated as follows:

AUD Notional Amount  ×  AUDUSD Spot Rate

1,052.63  ×  1.30 = $1,368.42

Also on the maturity date, which is the final interest payment date, the investor receives the final interest amount.

In this example, principal and interest payments over the term of the Notes total $1,517.66 ($149.24 + $1,368.42), resulting in a total return on the Notes of 51.76%.

Example 2: The Australian dollar both strengthens and weakens against the U.S. dollar over the term of the Notes, as measured on biannual interest valuation dates. From the Trade Date to the final valuation date, the Australian dollar has depreciated relative to the U.S. dollar, with the AUDUSD Spot Rate decreasing from 0.95 on the Trade Date to 0.50 on the final valuation date.

Interest Valuation Date	AUDUSD Spot Rate	Interest Amount
July 2010	0.90	$25.11
January 2011	1.10	$30.68
July 2011	0.80	$22.32
January 2012	0.65	$18.13
July 2012	0.60	$16.74
January 2013	0.50	$13.95
Sum of interest payments over the term of the Notes:		$126.92

For each interest payment date, the interest amount is calculated as follows:

AUD Notional Amount  ×  Interest Rate  ×  AUDUSD Spot Rate   ×

Day Count Fraction

For example, the interest amount payable on the first interest payment date is calculated as follows:

1,052.63  ×  5.30%  ×  0.90  ×  180/360 = $25.11

In Example 2, the investor receives a total of $126.92 in interest payments over the term of the Notes.

On the maturity date, the investor receives an amount in U.S. dollars equal to the AUD Notional Amount multiplied by the AUDUSD Spot Rate on the final valuation date, calculated as follows:

AUD Notional Amount  ×  AUDUSD Spot Rate

1,052.63  ×  0.50 = $526.32

Also on the maturity date, which is the final interest payment date, the investor receives the final interest amount.

In this example, principal and interest payments over the term of the Notes total $653.24 ($126.92  +  $526.32), resulting in a total return on the Notes of -34.67%.

Historical Performance of the AUDUSD Spot Rate

The following graph sets forth the historical performance of the AUDUSD Spot Rate from January 1, 2003 through December 15, 2009. We obtained the information regarding the AUDUSD Spot Rate below from Bloomberg L.P.

We make no representation or warranty as to the accuracy or completeness of the information obtained from Bloomberg L.P. The historical performance of the AUDUSD Spot Rate should not be taken as an indication of future performance, and no assurance can be given as to the AUDUSD Spot Rate on the interest valuation dates or the final valuation date. We cannot give you assurance that the performance of the AUDUSD Spot Rate will result in any return in addition to your initial investment.

AUDUSD Spot Rate Historical Performance

January 1, 2003—December 15, 2009

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Key Risks

An investment in the Notes involves significant risks. Investing in the Notes is not equivalent to investing directly in the Australian dollar. These risks are explained in more detail in the “Risk Factors” section beginning on page S-5 of the prospectus supplement.

♦

Your investment in the Notes may result in a loss due to foreign exchange risk—The Notes do not guarantee any interest payments or return of principal if the Australian dollar depreciates relative to the U.S. dollar. The interest payments and return on the Notes at maturity are linked to the performance of the Australian dollar relative to the U.S. dollar and will depend on whether, and the extent to which, the Australian dollar strengthens or weakens against the U.S. dollar. Your investment will be fully exposed to any depreciation in the Australian dollar relative to the U.S. dollar.

♦

The Notes will return the AUD Notional Amount equivalent in U.S. Dollars only if held to maturity; Your investment in the Notes is subject to foreign exchange risk—You will receive 100% of the AUD Notional Amount at maturity, however, this amount will be converted into and paid in U.S. dollars based on the AUDUSD Spot Rate on the final valuation date Therefore, you are fully exposed to the depreciation of the Australian dollar relative to the U.S. dollar, and the principal amount is not protected in U.S. dollar terms. If the Australian dollar declines in value relative to the U.S. dollar over the term of the Notes, you may lose some or all of your investment.

♦

The inclusion of commissions, compensation and projected profits from hedging in the original issue price is likely to adversely affect secondary market prices—Assuming no change in market conditions or any other relevant factors, the price, if any, at which Barclays Bank PLC or its affiliates are willing to purchase the Notes in secondary market transactions will likely be lower than the initial public offering price, since the initial public offering price included, and secondary market prices are likely to exclude, commissions or other compensation paid with respect to the Notes, as well as the projected profit included in the cost of hedging our obligations under the Notes. In addition, any such prices may differ from values determined by pricing models used by Barclays Bank PLC or its affiliates, as a result of dealer discounts, mark-ups or other transactions. The Notes are not designed to be short-term trading instruments. Accordingly, you should be willing and able to hold your Notes to maturity.

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Dealer incentives—We, our affiliates and agents act in various capacities with respect to the Notes. We and other of our affiliates may act as a principal, agent or dealer in connection with the Notes. Such affiliates, including the sales representatives, will derive compensation from the distribution of the Notes and such compensation may serve as an incentive to sell these Notes instead of other investments. We will pay compensation of $11.00 per Note to the principals, agents and dealers in connection with the distribution of the Notes.

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There may be little or no secondary market for the Notes—The Notes will not be listed or displayed on any securities exchange or any electronic communications network. There can be no assurance that a secondary market for the Notes will develop. Certain affiliates of Barclays Bank PLC currently intend to make a market in the Notes, although they are not required to do so and may stop making a market at any time. If you sell your Notes prior to maturity, you may have to sell them at a substantial loss.

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Credit of Issuer—The Notes are senior unsecured debt obligations of the issuer, Barclays Bank PLC and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any principal protection on the AUD Notional Amount provided at maturity, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you may not receive the interest amounts, payment at maturity or any other amounts owed to you under the terms of the Notes.

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The market value of the Notes may be influenced by unpredictable factors—The market value of your Notes may fluctuate between the date you purchase them and the final valuation date when the calculation agent will determine your payment at maturity. Several factors, many of which are beyond our control, will influence the market value of the Notes. We expect that generally the AUDUSD Spot Rate on any day will affect the market value of the Notes more than any other single factor. Other factors that may influence the market value of the Notes include:

♦	supply and demand for the Notes, including inventory positions held by Barclays Capital Inc. or any other market;

♦	Australian dollar interest rates;

♦	the time remaining to the final valuation date;

♦	the creditworthiness of Barclays Bank PLC; and

♦	volatility of the AUDUSD Spot Rate.

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The AUDUSD Spot Rate will be influenced by unpredictable factors which interrelate in complex ways—The AUDUSD Spot Rate is a result of the supply of, and demand for, the Australian dollar and the U.S. dollar. Changes in the AUDUSD Spot Rate may result from the interactions of many factors, including economic, financial, social and political conditions in Australia or the United States. These conditions include, for example, the overall growth and performance of the economies of Australia and the United States, the relative strength of, and confidence in, the Australian dollar and the U.S. dollar, the trade and current account balance between the United States and Australia, market interventions by the Federal Reserve Board or the central bank of Australia, inflation and expected rates of future inflation, interest rate levels, the performance of the stock markets in the United States or Australia, the stability of the governments and banking systems of the United States and Australia, the structure of and confidence in the global monetary system, wars in which the United States or Australia are directly or indirectly involved or that occur anywhere in the world, major natural disasters in the United States or Australia, and other foreseeable and unforeseeable global or regional economic, financial, political, judicial or other events.

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Legal and regulatory risks—Legal and regulatory changes could adversely affect currency rates. In addition, many governmental agencies and regulatory organizations are authorized to take extraordinary actions in the event of market emergencies. It is not possible to predict the effect of any future legal or regulatory action relating to currency rates, but any such action could cause unexpected volatility and instability in currency markets with a substantial and adverse effect on the performance of the AUDUSD Spot Rate and, consequently, on the value of the Notes.

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Currency markets may be volatile—Foreign currency rate risks include, but are not limited to, convertibility risk and market volatility and potential interference by foreign governments through regulation of local markets, foreign investment or particular transactions in foreign currency. The liquidity, trading value and amount payable under the Notes could be affected by action of the governments of Australia or the United States. These factors may affect the AUDUSD Spot Rate and the value of your Notes in varying ways, and different factors may cause the value of the Australian dollar and the U.S. dollar, as well as the volatility of their prices, to move in inconsistent directions at inconsistent rates.

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The Notes are not deposit liabilities and are not insured by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

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Historical performance of the AUDUSD Spot Rate should not be taken as an indication of the future performance of the AUDUSD Spot Rate during the term of the Notes—It is impossible to predict whether any of the AUDUSD Spot Rate will rise or fall. The AUDUSD Spot Rate will be influenced by complex and interrelated political, economic, financial and other factors.

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Trading and other transactions by Barclays Bank PLC or its affiliates in the foreign exchange and currency derivative markets may impair the value of the Notes—We or one or more of our affiliates may hedge our foreign currency exposure from the Notes by entering into foreign exchange and currency derivative transactions, such as options or futures on exchange-traded funds. Our trading and hedging activities may affect the AUDUSD Spot Rate and make it less likely that you will receive a return on your investment in the Notes. It is possible that we or our affiliates could receive substantial returns from these hedging activities while the market value of the Notes declines. We or our affiliates may also engage in trading in instruments linked to the AUDUSD Spot Rate on a regular basis as part of our general broker-dealer and other businesses, for proprietary accounts, for other accounts under management or to facilitate transactions for customers, including block transactions. Barclays Bank PLC or its affiliates may also issue or underwrite other securities or financial or derivative instruments with returns linked or related to changes in the AUDUSD Spot Rate. By introducing competing products into the marketplace in this manner, Barclays Bank PLC or its affiliates could adversely affect the market value of the Notes.

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There are potential conflicts of interest between you and the calculation agent—Barclays Bank PLC will serve as the calculation agent. The calculation agent will, among other things, decide the amount paid out to you on the Notes at maturity and on each interest payment date. The calculation agent will exercise its judgment when performing its functions. For example, the calculation agent may have to determine whether a market disruption event affecting the reference asset has occurred or is continuing on a day when the calculation agent will determine the AUDUSD Spot Rate. This determination may, in turn, depend on the calculation agent’s judgment whether the event has materially interfered with our ability to unwind our hedge positions. Because these determinations by the calculation agent may affect the market value of the Notes and your payment at maturity and payment of interest amounts, the calculation agent may have a conflict of interest if it needs to make any such decision.

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Potentially inconsistent research, opinions or recommendations by Barclays, UBS Financial Services Inc. or their respective affiliates—Barclays, UBS Financial Services Inc. or their respective affiliates and agents may publish research from time to time on financial markets and other matters that may influence the value of the Notes, or express opinions or provide recommendations that are inconsistent with purchasing or holding the Notes. Any research, opinions or recommendations expressed by Barclays, UBS Financial Services Inc. or their respective affiliates or agents may not be consistent with each other and may be modified from time to time without notice. You should make your own independent investigation of the merits of investing in the Notes and the Australian dollar.

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You must rely on your own evaluation of the merits of an investment linked to the AUDUSD Spot Rate—In the ordinary course of business, Barclays, UBS Financial Services Inc. or one or more of their respective affiliates from time to time expresses views on expected movements in foreign currency exchange rates. These views are sometimes communicated to clients who participate in currency exchange markets. However, these views, depending upon world-wide economic, political and other developments, may vary over differing time-horizons and are subject to change. Moreover, other professionals who deal in foreign currencies may at any time have significantly different views from views of Barclays, UBS Financial Services Inc. or those of their respective affiliates. In connection with your purchase of the Notes, you should investigate the currency exchange markets and not rely on views which may be expressed by Barclays, UBS Financial Services Inc. or those of their respective affiliates in the ordinary course of business with respect to future currency exchange rates.

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Even though the Australian dollar and the U.S. dollar are traded around-the-clock, if a secondary market develops, the Notes may trade only during regular trading hours in the United States—The spot market for the Australian dollar and the U.S. dollar is a global, around-the-clock market. Therefore, the hours of trading for the Notes may not conform to the hours during which the Australian dollar and the U.S. dollar are traded. To the extent that U.S. markets are closed while the markets for the Australian dollar and the U.S. dollar remain open, significant price and rate movements may take place in such markets that will not be reflected immediately in the price of the Notes on such exchange.

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The calculation agent can postpone the determination of the AUDUSD Spot Rate, the interest payment dates and the maturity date, if a market disruption event occurs on any valuation date—If the calculation agent determines that a market disruption event has occurred or is continuing with respect to the reference asset on any interest valuation date or the final valuation date, such valuation date will be postponed until the first scheduled trading day on which no market disruption event occurs or is continuing. In no event, however, will any valuation date be postponed by more than five scheduled trading days. If the calculation agent determines that a market disruption event occurs or is continuing on the fifth scheduled trading day, the calculation agent will make an estimate of the AUDUSD Spot Rate that would have prevailed on that fifth scheduled trading day in the absence of the market disruption event.

Supplemental Plan of Distribution

We will agree to sell to Barclays Capital Inc. and UBS Financial Services Inc., together the “Agents”, and the Agents have agreed to purchase, all of the Notes at the price indicated on the cover of the pricing supplement, the document that will be filed pursuant to Rule 424(b)(2) and will contain the final pricing terms of the Notes. UBS Financial Services Inc. may allow a concession not in excess of the underwriting discount set forth on the cover of the pricing supplement to its affiliates.

We or our affiliates will enter into swap agreements or related hedge transactions with one of our other affiliates or unaffiliated counterparties in connection with the sale of the Notes and the Agents and/or an affiliate may earn additional income as a result of payments pursuant to the swap, or related hedge transactions.

We have agreed to indemnify the Agents against liabilities, including certain liabilities under the Securities Act of 1933, as amended, or to contribute to payments that the Agents may be required to make relating to these liabilities as described in the prospectus and the prospectus supplement. We have agreed that UBS Financial Services Inc. may sell all or a part of the Notes that it purchases from us to its affiliates at the price that will be indicated on the cover of the pricing supplement that will be available in connection with the sale of the Notes.